December 3, 2003

Response Biomedical Corp.
8081 Lougheed Highway
Burnaby, British Columbia
V5A 1W9

Dear Sirs:

As per our recent discussions, I agree to adjust my consulting schedule for Response Biomedical during the period between December 1, 2003 and January 31, 2004 from 3 days to 2 days per week. Accordingly, I understand that my consulting fee of US$9,750 per month will be prorated (as provided in the consulting agreement) by 1/3rd to US$6,500 per month for the above period.

Further, for the same period I agree to defer receipt of 50% of the adjusted consulting fee (US$3,250 per month for two months) until such date as mutually agreed to by Response and myself. It is my understanding that the deferred portion of my salary will be accrued and subsequently paid to me on such date(s) and in a form as mutually agreed by us. All other terms and conditions of my Consulting Contract dated May 1, 2003 remain unchanged.

Thereafter, beginning February 1, 2004 I shall resume working for Response three days a week at my original consulting fee of US$9,750 per month.

Yours truly,

"Paul C. Harris, PhD"

Paul C. Harris, PhD
Vice President, Research and Development

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT made the 1st day of May 2003 between RESPONSE BIOMEDICAL CORP. (“the Company”) of 8855 Northbrook Court, Burnaby, British Columbia, V5J 5J1 and Micron Engineering owned by Paul C. Harris, PhD (the “Consultant”) of 3022 184th Place SE, Bothell, Washington 98012.

This Agreement sets forth the terms upon which the Company engages the Consultant. The parties hereto agree as follows:

1.0	NATURE OF ENGAGEMENT

1.1
Duties. The duties and responsibilities of the Consultant shall primarily include, but not be limited to, directing the development and commercialisation of the RAMP technology. The Consultant agrees to have Paul Harris spend as much time as is reasonably required, nominally twelve days per month, in the Company’s facilities in Burnaby, B.C. or other designated locations, during the term of this Agreement. The Consultant may be required, from time to time, to participate in trade shows, fund-raising or partnering meetings off-site.

1.2
Title. Paul C. Harris, PhD will continue to have the title “Vice President, Research and      Development” for the term of this Agreement and report to the Chief Executive Officer. 1.3 Term. This Agreement shall be effective as of May 1, 2003 and shall expire on April 30, 2004.

2.0	CONSULTANT’S COMPENSATION

2.1
Fees. The Company agrees to pay the Consultant a consulting fee of $140,000 U.S. per year based on an average of 12 workdays per month, payable in equal monthly instalments. This amount may be pro-rated for different numbers of workdays by mutual agreement.

2.2
Expenses. Upon the submission of expense reports in such form as requested by the Company, the Consultant shall be reimbursed for all reasonable and actual business expenses, including the cost of a cellular phone that will not exceed US$150 per month. The Company will also reimburse the Consultant for all reasonable and actual expenses related to travel while on Company business and lodging while in Vancouver.

2.3

Incentive Bonus Plan

The Consultant will be entitled to earn up to 20% of the annual salary through the Company’s proposed milestone-based, incentive bonus plan (“Plan”) which is expected to receive prior approval by the Board of Directors and come into effect upon the Company securing sufficient financing to meet its forecasted funding requirements to reach positive net cash flow. The milestones that trigger bonuses under the Plan shall be mutually agreed to by the Consultant and the President and shall be approved by the Board of Directors or the Compensation Committee.

2.4	Stock Options The Consultant shall be granted stock options from time to time in accordance with the Company’s Stock Option Plan.

2.5

Other Benefits

In addition to any other compensation or benefits to be received by the Consultant pursuant to this Agreement, the Consultant shall be entitled to participate in all executive benefits which the Company may from time to time provide to its senior executives, including the granting of stock options as approved by the Board or Committee.

3.0	TERMINATION OF ENGAGEMENT

3.1	Termination. Either party may terminate the engagement with three months notice.

3.2
Conflict of Interest. This Agreement may be terminated if a conflict of interest arises as a result of the Consultant's direct or indirect association with a third party that competes, or may compete, with the Company.

3.3
Exit Interview. In the event of termination of this Agreement by either party the Consultant will meet with the Company for an interview. At that time the Consultant shall deliver to the Company all documents in the Consultant's possession including all notes, graphs, publications, data and other materials obtained or produced by the Consultant during his engagement.

3.4	Continuing Obligations. The obligations as set out in Article 5 will survive the termination of engagement.

4.0	OWNERSHIP OF WORK PRODUCT

4.1
Any and all know-how, ideas, discoveries, inventions, improvements, formula, methods, processes, systems, plans and any other knowledge or information of a technical or scientific nature or of a business nature pertinent to the Company's scientific or business interests whether protectable as industrial or intellectual property right or not, which the Consultant may conceive, develop or acquire either solely or jointly with any other party in furtherance of the engagement with the Company will be the sole and exclusive property of the Company. The Consultant agrees to assign all patents to the Company and to assist in their issuance in accordance with the Company’s patent incentive policy. The Consultant will be eligible for any patent incentive bonuses. This section will remain in effect for 5 years past the termination of this contract.

5.0	CONFIDENTIAL INFORMATION

5.1
The Consultant shall abide by the Confidentiality and Non-Disclosure Agreement previously entered into by both parties and carry out all such policies of the Company placed in effect to establish and protect the confidence of all such information; provided however, that the exceptions in Section 3.1 thereof shall include data that is required to be disclosed by subpoena, order or rule of any court or governmental agency, but only to the extent so required.

6.0	NOTICES

6.1
Any notice required to be given hereunder by either party shall be deemed to have been well and sufficiently given if mailed by prepaid registered mail to, or delivered by courier at, the address of the other party hereinafter set forth:

	(a)	If to Response:	Response Biomedical Corp.
8855 Northbrook Court
Burnaby, B.C. V5J 5J1

	(b)	If to the Consultant:	Paul C. Harris, Ph.D.
3022 184th Place SE
Bothell, WA 98012

or at such other address as each party may from time to time direct by notice in writing. Such notice shall be deemed to have been received, if mailed, on the date stamped as the date of receipt and, if delivered, upon the date of delivery. If normal mail service is disrupted all notices will be delivered by courier.

7.0	ENTIRE AGREEMENT

7.1
If any provision of this agreement is invalid or unenforceable, it shall be severed from the agreement and shall not affect the enforceability or validity of the remaining provisions of this agreement.

7.2
With the exception of the Confidentiality and Non-Disclosure Agreement previously entered into between the parties, this agreement sets forth the entire understanding between the parties and no modifications shall be binding unless executed in writing by the parties.

7.3	The validity, construction and performance of this agreement shall be governed by and be interpreted in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF the parties hereto as of the day and year first above written have executed this agreement.

RESPONSE BIOMEDICAL CORP.	CONSULTANT:

"William J. Radvak"	"Paul C. Harris, Ph.D."
William J. Radvak	Paul C. Harris, Ph.D.
President & CEO	Owner, Micron Engineering

Date:June 24, 2003	Date:June 24, 2003

Addendum to Consulting Contract of Micron Engineering

Whereas Response Biomedical Corp. (“the Company”) is funded primarily by investor funds and these funds are uncertain and, at times, in short supply, and;

Whereas the agreed upon fee in section 2.1 is normal and customary for the Consultant and is normal and customary for this type of work, the Company and the Consultant agree to the following:

  The Company will pay only a portion of the agreed upon amount each month. The Consultant will accept only a portion of the agreed upon amount each month.
  No future claim for funds will be made.
  The amount to be paid will be $117,000 per year for 12 working days per month (average), to be paid in monthly instalments.
  The agreed upon amount may be amended at anytime by mutual agreement of both parties.

IN WITNESS WHEREOF the parties hereto as of the day and year written herein have executed this agreement:

RESPONSE BIOMEDICAL CORP.	CONSULTANT:

"William J. Radvak"	"Paul C. Harris, Ph.D."
William J. Radvak	Paul C. Harris, Ph.D.
President & CEO	Owner, Micron Engineering

Date:June 24, 2003	Date:June 27, 2003